Exhibit 99.1

TuanChe Limited Announces Strategic Partnership with Tmall Auto

BEIJING, October 21, 2019 (GLOBE NEWSWIRE) -- TuanChe Limited ("TuanChe" or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that it has signed a strategic partnership with Tmall Auto, the automotive arm of Alibaba Group’s (NYSE: BABA) Tmall, China's largest e-commerce platform for brands and retailers. This partnership will further enable both TuanChe and Tmall Auto to collaborate and explore additional growth opportunities along China’s automotive transaction value chain.

As part of the agreement, Tmall Auto will work with TuanChe to integrate its online resources, e-commerce infrastructure, and big data analysis capabilities with TuanChe’s pervasive national coverage and proven track record managing offline automotive operations and sales events. Both companies also plan to jointly integrate a new datadriven, smart, online-to-offline automotive transaction service while further expanding each other’s customer bases and enhancing the car-purchasing experience for consumers.

In conjunction with these commitments, the Company has also become the first regional partner for Tmall Auto’s Bijiabao. Bijiabao is an automotive price comparison product that offers free price quoting services to automotive shoppers online, effectively increasing the overall transparency of pricing throughout China’s automotive industry.

“We are excited to work with Tmall Auto to provide Chinese consumers with a superior, smarter, and ultimately more transparent automotive shopping experience,” commented Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe. “Since the second half of 2018, car sales in China have started to deteriorate as a result of changes in domestic policy and macroeconomic uncertainties. Major Chinese OEMs are currently facing an unprecedented industry downturn and are under significant pressure to reduce their marketing budget while still growing their top-line sales performance. As a result of this slowdown in the marketplace, our ability to consistently generate sales leads that are both accurate and highly relevant is increasingly regarded as a must-have solution for these suppliers. Our partnership with Tmall Auto, a dominant player in the e-commerce industry, will further bolster our ability to facilitate such automotive transactions for OEMs.”

“Tmall Auto’s massive stream of online traffic and technological capabilities in big data analysis and AI will help to bolster our core suite of services along the automotive transaction value chain. Upgrades to our AI technologies will enable us to produce more precise user profile analyses, for example, while cutting-edge big data analysis will support the development of the smart automotive transaction system. We expect to put our partnership into action as soon as the 11.11 Shopping Festival this year, at which point we plan to roll out a variety of offline sales events throughout our coverage network,” added Mr. Wen.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the completion of the acquisition of Longye, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

ICR, Inc.

Jack Wang

Tel: +1-646-405-6148

Email: tuanche@icrinc.com